FORM PX14A6G

URBAN OUTFITTERS, INC. – URBN

Filed:  May 13, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Urban Outfitters, Inc.

2. Name of person(s) relying on exemption:

a.     Calvert VP Nasdaq 100 Index Portfolio, acting through Calvert Investment Management, Inc.  Calvert Investment Management, Inc. was name Calvert Asset Management Company, Inc. prior to April 30, 2011.

b.     Connecticut Retirement Plans and Trust Funds.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     55 Elm Street, Hartford, CT 06106

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, that were posted on Twitter and HuffingtonPost.com.

IMPORTANT PROXY VOTING MATERIAL

A.      TWEET on URBN:

Urban Outfitters wants women in the stores, but not in the boardroom. Spread the word if you support #board #diversity http://tiny.cc/1ubg1

B.         Third Party post on HuffingtonPost.com’s article:

Corporate Boards Getting Whiter While America Is Not

http://www.huffingtonpost.com/2011/05/02/corporate-boards-getting-_n_856650.html

34 minutes ago (1:33 PM)

It’s great to see this issue of board diversity getting more headlines. But we have a solution – or at least an action step – that can help nudge companies in the right direction. Calvert Investments has filed a shareholder resolution with Urban Outfitters (URBN) on this issue and URBN is actually opposing it. If you own shares directly in a company or if you own a mutual fund where the investment manager will do shareholder advocacy on your behalf, then you can help make an impact. Read about the resolution that Calvert and the State of Connecticut have filed and will present at the annual general meeting next week. http://www.calvert.com/newsArticle.html?article=17924 Of course, as consumers, we can also use our buying power and our voices in social media to pressure companies.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, NEWSPAPERS, MAGAZINES, TELEVISION PROGRAMMING, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (C.I.M.), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED C.I.M. AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND) OR THE CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS (CRPTF).  PLEASE DO NOT SEND YOUR PROXY TO C.I.M., ANY CALVERT FUND OR CRPTF.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY C.I.M., CERTAIN CALVERT FUNDS AND/OR CRPTF.

For questions regarding Urban Outfitters Proposal #4 on Board Diversity, please contact Aditi Mohapatra, Calvert Investments, 301.961.4715, aditi.mohapatra@calvert.com